Mail Stop 4561

November 30, 2007

By U.S. Mail and facsimile to (859)232-7137

Paul J. Curlander, Chief Executive Officer
Lexmark International, Inc.
One Lexmark Centre Drive
Lexington, KY 40550

> **Re:** **Lexmark International, Inc.**
> **Definitive 14A**
> **Filed March 16, 2007**
> **File No. 001-14050**

Dear Mr. Curlander:

      We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by December 14, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We reissue in part comment 3 of our letter dated August 21, 2007 because we do not believe your response to our comment sufficiently captures the type of analysis we are seeking. Refer specifically to your Response 3.3. It is not clear whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. Please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of

compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated awards.   See Item 402(b)(1)(vi) of Regulation S-K.

2. We reissue comment 5 of our letter dated August 21, 2007. It is not clear why you limited your response to a discussion of base salary. As requested in our prior comment, for each element of compensation, including annual incentive compensation and equity-based long-term incentive compensation, please provide a similar analysis of the resultant compensation levels.

3. Refer to comment 6 of our letter dated August 21, 2007. Please provide a more detailed analysis justifying the omission of disclosure relating to product hardware revenue, operating income, and cash cycle targets. The criterion for applying the exemption is a reasonable showing that disclosure would cause substantial competitive harm. Such a showing is not satisfied by general statements that some harm will occur, such as that made at on page 13 of your response. As one example, with respect to the omission of disclosure relating operating income targets, please establish with much greater specificity "the revenue expectations and the projected profit margins on products within each operating division" that would be determined through disclosure.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor